SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com July 11, 2016

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Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Go Anywhere Trust
(File Nos. 333-208675 and 811-23035)

Dear Ms. Skeens:

Thank you for your oral comments on July 8, 2016 regarding Pre-Effective Amendment No. 2 to the registration statement on Form N-2 filed by The Gabelli Go Anywhere Trust (the “Fund”) on July 1, 2016 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in the Fund’s definitive prospectus, which the Fund intends to file pursuant to Rule 497 under the Securities Act of 1933 (the “1933 Act”) following the effectiveness of the Registration Statement (the “Definitive Prospectus”).

Your comments are summarized in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

Deborah D. Skeens

July 11, 2016

Comments and Responses

1.	Please briefly explain to us why the Fund’s Statements of Net Assets included in the Registration Statement are consistent with Rule 3-18 of Regulation S-X. Please also represent to us that there are no material changes to the Fund’s unaudited May 31, 2016 Statement of Net Assets (and related Notes) relative to its audited May 14, 2015 Statement of Net Assets (and related Notes), apart from changes reflective of the new offering terms for the Fund’s securities.

Rule 3-18 of Regulation S-X, so far as it is relevant here, requires an audited balance sheet or statement of assets and liabilities as of the end of the most recent fiscal year. The Fund is required by Section 14(a) of the Investment Company Act of 1940 (the “1940 Act”) to have a net worth of at least $100,000 prior to conducting a public offering. GAMCO Investors, Inc. provided seed capital to the Fund on May 7, 2015, and the Fund’s seed capital Statement of Net Assets, dated May 14, 2015, was audited by its independent registered public accounting firm, Ernst & Young LLP, as of June 5, 2015. This audited Statement of Net Assets is included in the Registration Statement.

The Fund’s original offering, which commenced on June 10, 2015, did not close. Therefore, the Fund has yet to commence operations and has yet to complete any fiscal period. As reflected by the Fund’s unaudited Statement of Net Assets, dated May 31, 2016, and included in the Registration Statement, there has been no change in the Fund’s financial position since the May 14, 2015 audited Statement of Net Assets. There is therefore no more recent financial statement that would be appropriate to have audited and include.

Instruction 3 to Form N-2 states, “In addition to the requirements of Rule 3-18 of Regulation S-X [17 CFR 210.3-18], any company registered under the 1940 Act that has not previously had an effective registration statement under the 1933 Act shall include in its initial registration statement under the 1933 Act such additional financial statements and financial highlights (which need not be audited) as are necessary to make the financial statements and financial highlights included in the registration statement as of a date within 90 days prior to the date of filing.” The Fund has therefore included an unaudited Statement of Net Assets, dated May 31, 2016, in the Registration Statement. The Fund acknowledges that this instruction refers to a fund that “has not previously had an effective registration statement under the 1933 Act,” and that the Fund’s previous registration statement was, in fact, declared effective on June 10, 2015. However, the offering made pursuant to the Fund’s previous registration statement did not

Deborah D. Skeens

July 11, 2016

close and the Fund has conducted no operations. The Fund therefore believes that this instruction is equally applicable to its current situation, and that it is appropriate to apply this instruction to “bring down” the Fund’s audited seed capital Statement of Net Assets to a recent date with an unaudited update. The Fund believes that the policy rationale for this requirement is to ensure that seed financials for a fund with no previous operations are not stale, and that the fund in fact has a net worth, and continues to have a net worth, that complies with Section 14(a) of the 1940 Act. The Fund, despite having a prior effective registration statement, has no previous operations and the presentation of the Fund’s Statements of Net Assets in the Registration Statement accomplishes these objectives.

The Fund respectfully submits that, in light of these facts, the inclusion of the Fund’s audited Statement of Net Assets, dated May 14, 2015, and unaudited Statement of Net Assets, dated May 31, 2016, in the Registration Statement satisfies the requirements of Rule 3-18 of Regulation S-X and Instruction 3 to Item 24 of Form N-2. Further the Fund represents that there are no material changes to its unaudited May 31, 2016 Statement of Net Assets (and related Notes) relative to its audited May 14, 2015 Statement of Net Assets (and related Notes), apart from changes reflective of the new offering terms for the Fund’s securities.

2.	Please revise the first bold bulleted risk factor on the cover page of the Prospectus to (a) address the concept that common shareholders bear the costs of preferred share distributions and (b) include the total common shareholder expenses of 8.45% of net assets attributable to common shares that is reflected in the “Summary of Fund Expenses” table.

The Fund will make the requested change in the Definitive Prospectus. As revised, the Fund expects that this bold bulleted risk factor will read as follows (or a substantially similar equivalent):

The solicitation fee for this offering, the offering costs and the Fund’s total estimated expenses for both the common shares and the Series A Preferred Shares are paid from assets attributable only to the common shares. The distributions payable on the Series A Preferred Shares reduce the net assets attributable to common shareholders. Assuming the Fund sells the minimum number of common shares stated in this offering, the Fund’s total estimated expenses for both the common shares and the Series A Preferred Shares during its first year of operations, calculated pursuant to SEC requirements, are expected to

Deborah D. Skeens

July 11, 2016

be approximately 8.45% of net assets attributable to common shares. During the same period, investors who retain their Series A Preferred Shares together with their common shares are expected to experience aggregate expenses equal to approximately 3.12% of net assets attributable to common shares. Additionally, offering costs will be 0.20% of common share assets and the solicitation fee represents 5.00% of the offering price of the common shares.

3.	Please revise the second bold bulleted risk factor on the cover page of the Prospectus to include the concept that the level of preferred distributions can reduce common share returns other than only through potentially reducing the amount of income and capital gains available to be paid to common shareholders.

The Fund will make the requested change in the Definitive Prospectus. As revised, the Fund expects that this bold bulleted risk factor will read as follows (or a substantially similar equivalent):

The Series A Preferred Shares are entitled to a certain level of distribution, and maintaining that level of distribution may reduce the return on the common shares and could reduce the amount of income and capital gains available to be paid to common shareholders. Since the Fund might not pay periodic distributions to common shareholders during the Fund’s first year of operations, a greater risk exists that the common shares will trade at a discount to net asset value during the Fund’s first year of operations once individual trading in common shares commences on the NYSE or the NYSE MKT.

4.	Please supplementally explain to us why the Fund believes that the risk of the common shares trading at a discount to net asset value is only greater during the Fund’s first year of operations.

During the Fund’s first year of operations, the distribution rate on the liquidation preference of the Series A Preferred Shares is 8% and the Fund might not pay periodic distributions on the common shares. However, during the Fund’s second year of operations, the distribution rate on the liquidation preference of the Series A Preferred Shares is reduced to 5% and the Fund intends to begin paying periodic distributions on the common shares. Moreover, the Fund’s Declaration of Trust provides that not later than 30 days prior to the fifth anniversary of the closing date, the Fund will commence a cash tender offer for any and all of the common shares at a price per common share determined by the Board and

Deborah D. Skeens

July 11, 2016

expressed as a percentage (but not less than 95%) of the NAV per common share most recently determined as of the close of business on the last business day prior to the date the Fund purchases such common shares pursuant to such tender offer. The Fund therefore believes that the risk of the common shares trading at a discount to net asset value is only heightened beyond the ordinary risk of such trading during the Fund’s first year of operations.

*  *  *  *  *  *  *

In addition to the foregoing changes, in the Definitive Prospectus the Fund intends to complete or finalize disclosure dependent upon the offering date, such as the offering period, anticipated closing date and terms of the common shares and Series A Preferred Shares dependent thereon or impacted thereby.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836, Rick Prins at (212) 735-2790 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon